

ATCO
G R O U P

Corporate Office



09047023

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

September 8, 2009

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL



Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

♦ Corporation's Form 1, filed September 4, 2009 for symbol CU
♦ Corporation's Form 1, filed September 4, 2009 for symbol CU.X
♦ Corporation's Form 1, filed September 4, 2009 for symbol CU.PR.A
♦ Corporation's Form 1, filed September 4, 2009 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

Form 1 Submission - Change in Issued and Outstanding Securities   **FILE NO. 82-34744**

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	08/01/2009 - 08/31/2009

Summary

Issued & Outstanding Opening Balance :	83,889,960	As at :	08/01/2009

Effect on Issued & Outstanding Securities

Stock Option Plan	2,550
Other Issuances and Cancellations	3,500

Issued & Outstanding Closing Balance :	83,896,010		

Stock Option Plan

Stock Options Outstanding Opening Balance:	1,112,450	As at :	08/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2009	N		2,550		

Filer's comment

TSX Reserved = 4,082,600 TSX Available = 2,972,700

Totals		0	2,550	0	0

Stock Options Outstanding Closing Balance:	1,109,900	As at :	08/31/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2009	Conversion (General)	3,500
Totals		3,500

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/04/2009
Last Updated:	09/04/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	08/01/2009 - 08/31/2009

Summary

Issued & Outstanding Opening Balance :   41,745,960   As at :   08/01/2009

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations   -3,500

Issued & Outstanding Closing Balance :   41,742,460

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2009	Conversion (General)	-3,500
Totals		-3,500

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/04/2009
Last Updated:	09/04/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	08/01/2009 - 08/31/2009

Summary

Issued & Outstanding Opening Balance :   6,000,000   As at :   08/01/2009

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations   0

Issued & Outstanding Closing Balance :   6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/04/2009
Last Updated:	09/04/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :   Canadian Utilities Limited
Symbol :   CU.PR.B
Reporting Period: 08/01/2009 - 08/31/2009

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2009

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/04/2009
Last Updated:	09/04/2009